BLANKINSHIP VALUE FUND

A Series of Blankinship Funds, Inc.

March 1, 2010

Ms. Deborah O’Neal Johnson

Division of Investment Management

United States Securities and Exchange Commission

100 F. St., NE

Washington, D.C.  20549

Re:

Blankinship Value Fund (a Series of Blankinship Funds, Inc.);

33 Act File No. 333-106627;

40 Act File No. 811-21387

Dear Ms. Johnson:

Pursuant to Rule 477 under the Securities Act of 1933, Blankinship Value Fund hereby requests withdrawal of post-effective amendment number 11 to its registration statement on form N-1A, which was filed pursuant to Rule 485(b) under the Securities Act on March 1, 2010 (accession number 0001228235-10-000010).

The 485(b) filing was made in error; a new amendment under Rule 485(a) will be submitted as soon as possible.  No securities have been sold (or will be sold) in connection with the offering.

I appreciate your assistance in this matter.  For any questions or concerns you may have, I can be reached at (703) 356-6121, or by email to rex@blankinship.com.

Sincerely,

/s/ Rex Blankinship

Rex Blankinship, Ph.D., CPA

President

1210 South Huntress Court   •   McLean, VA 22102   •   703 356 6121  •   800 240 9631  •   Fax: 703 356 6121